EXHIBIT 99

Representation Obtained From Arthur Andersen LLP

March 31, 2002

Securities and Exchange Commission

Washington, D.C.  20549

Arthur Andersen LLP has represented to Digital River, Inc. and Subsidiaries that its audit was subject to Andersen’s quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Arthur Andersen is not relevant to this audit.

Sincerely,

Joel A. Ronning
Chief Executive Officer